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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
(Amendment No. 1)
(RULE 14D-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

GUILFORD MILLS, INC.
(Name of Subject Company (Issuer))

GMI MERGER CORPORATION
GMI HOLDING CORPORATION
CERBERUS CAPITAL MANAGEMENT, L.P.
(Names of Filing Persons (Offerors))

COMMON STOCK, PAR VALUE $.01 PER SHARE
(Title of Class of Securities)

401794201
(CUSIP Number of Class of Securities)

MARK A. NEPORENT
CERBERUS CAPITAL MANAGEMENT, L.P.
299 PARK AVENUE NEW YORK, NY 10171
(212) 891-2100

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
Communications on Behalf of Filing Persons)

COPY TO:

MARC WEINGARTEN
SCHULTE ROTH & ZABEL LLP
919 THIRD AVENUE NEW
YORK, NEW YORK 10022
(212) 756-2000

CALCULATION OF FILING FEE

TRANSACTION VALUE*	AMOUNT OF FILING FEE**
$107,788,007.00	$13,656.74

*
Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, based on the product of (A) $19.00, the tender offer price, and (B) 5,501,053, the number of shares of common stock of Guilford Mills, Inc. ("Guilford") outstanding as of February 23, 2004, plus, 172,000, the number of shares of Guilford common stock issuable on the exercise of outstanding options. The calculation of the filing fee is based upon Guilford's representation of the number of outstanding shares of its common stock and options to purchase shares of its common stock as of February 23, 2004.

**
The amount of the filing fee, calculated in accordance with Rule 0-11(a)(2) under the Securities Exchange Act of 1934, as amended, equals 0.01267% of the transaction valuation.

☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $13,656.74	Filing Party: GMI Merger Corporation
Form or Registration No.: Schedule TO	Date Filed: March 5, 2004
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

  ☒
  third-party tender offer subject to Rule 14d-1.

  ☐
  issuer tender offer subject to Rule 13e-4.

  ☐
  going-private transaction subject to Rule 13e-3.

  ☐
  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTION

        This Amendment No. 1 to the Tender Offer Statement on Schedule TO ("Amendment No. 1") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 5, 2004 by GMI Merger Corporation and GMI Holding Corporation relating to the offer to purchase all of the outstanding shares of Common Stock, par value $.01 per share (the "Shares") of Guilford Mills, Inc. ("Guilford"), at a price of $19.00 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated March 5, 2004 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together with any supplements or amendments, collectively constitute the "Offer"). This Amendment No. 1 is being filed on behalf of GMI Merger Corporation, GMI Holding Corporation and Cerberus Capital Management, L.P.

        We note that with respect to the tender offer which is the subject of this Schedule TO, Cerberus Capital Management, L.P. may be deemed to be a bidder within the meaning of Rule 14d-1(g)(2) under the Securities Exchange Act of 1934, as amended, and as such is being added as an Offeror to this Schedule TO on this date.

        The information in the Offer to Purchase and the related Letter or Transmittal is incorporated in this Amendment to the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.

1.
The cover page to the Schedule TO is hereby amended as follows:

        CERBERUS CAPITAL MANAGEMENT, L.P. is inserted after GMI HOLDING CORPORATION as an additional Filing Person (Offeror).

2.
The title to Section 5 on page i of the Offer to Purchase is hereby amended and restated to read as follows:

        "MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES"

3.
The Summary Term Sheet of the Offer to Purchase is hereby amended as follows:

        The following sentence has been added after the first sentence in the last paragraph of the response to the question "Can the offer be extended and under what circumstances?" on page 3 of the Offer to Purchase:

        "If there is a subsequent offering period, all shares tendered during the initial offering period will be immediately accepted for payment and promptly paid for following the expiration thereof (and may not be withdrawn during such subsequent offering period) and shares tendered during such subsequent offering period will be immediately accepted for payment and paid for on a rolling basis as they are tendered."

        The last sentence of the first paragraph of the response to the question "What are the United States federal income tax consequences of your offer and the merger?" on page 5 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

        "See Section 5 (Material United States Federal Income Tax Consequences) of this Offer to Purchase for more information."

        4.     The second to last paragraph of the "Introduction" section on page 7 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

        "The material United States federal income tax consequences of the sale of the shares of Guilford common stock pursuant to the Offer and the conversion of shares of Guilford common stock pursuant to the Merger are described in Section 5 (Material United States Federal Income Tax Consequences) of this Offer to Purchase."

5.
Section 1 of the Offer to Purchase is hereby amended as follows:

        The following sentence is hereby added following the final sentence of the second full paragraph of Section 1, on page 8 of the Offer to Purchase:

        "If there is a subsequent offering period, all shares tendered during the initial offering period will be immediately accepted for payment and promptly paid for following the expiration thereof (and may not be withdrawn during such subsequent offering period) and shares tendered during such subsequent offering period will be immediately accepted for payment and paid for on a rolling basis as they are tendered."

        The first sentence of the first paragraph on page 9 of the Offer to Purchase, which reads "The rights reserved by Purchaser described in the two preceding paragraphs are in addition to its rights pursuant to Section 13 (Certain Conditions to the Offer) of this Offer to Purchase.", is hereby deleted in its entirety.

6.
Section 2 of the Offer to Purchase is hereby amended as follows:

        The last sentence of the last paragraph that begins on page 12 of the Offer to Purchase is hereby amended by deleting the following clause:

        ", including voting at any meeting of stockholders"

7.
Section 4 of the Offer to Purchase is hereby amended as follows:

        The second sentence of the first paragraph of Section 4 on page 14 of the Offer to Purchase is hereby amended and restated in its entirety to read as follows:

        "Subject to the terms of the Merger Agreement, Purchaser expressly reserves the right, in its sole discretion, to delay acceptance for payment of, or the payment for, shares of Guilford common stock that are tendered in the Offer, pending receipt of any governmental or regulatory approval."

        The following sentence is hereby inserted as the last sentence of the first paragraph of Section 4 on page 14 of the Offer to Purchase:

        "Payment will not be delayed pending satisfaction of an offer condition."

        The second to last paragraph of Section 4 on page 15 of the Offer to Purchase, which reads "If Purchaser is delayed in its acceptance for payment of, or payment for, shares of Guilford common stock that are tendered in the Offer, or is unable to accept for payment, or pay for, shares that are tendered in the Offer for any reason, then, without prejudice to Purchaser's rights under the Offer (but subject to compliance with Rule 14e-l(c) under the Exchange Act (relating to a bidder's obligation to pay for or return tendered securities promptly after the termination or withdrawal of such bidder's offer) and the terms of the Merger Agreement), the Depositary may, nevertheless, on behalf of Purchaser, retain shares of Guilford common stock that are tendered in the Offer, and such shares may not be withdrawn except to the extent that stockholders tendering such shares are entitled to do so as described in Section 3 (Withdrawal Rights) of this Offer to Purchase.", is deleted in its entirety.

        The last sentence of the last paragraph of Section 4 on page 15 of the Offer to Purchase is hereby amended by deleting the clause "as promptly as practicable after the expiration or termination of the Offer" and replacing it with the following clause:

        "promptly after the expiration or termination of the Offer"

8.
Section 5 of the Offer to Purchase is hereby amended as follows:

        The title of Section 5 on page 15 of the Offer to Purchase is amended and restated to read as follows:

        "MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES"

        The clause "The following is a summary of certain material United States federal income tax consequences of the Offer," in the first sentence of the first paragraph of Section 5 on page 15 of the Offer to Purchase is hereby amended as follows:

        "The following is a summary of the material United States federal income tax consequences of the Offer,"

9.
Section 8 of the Offer to Purchase is hereby amended as follows:

        The second sentence of the final paragraph of Section 8 on page 20 of the Offer to Purchase, which reads "Neither Purchaser, Parent, Cerberus nor Guilford assumes any responsibility for the completeness or accuracy of the internal forecast or budget.", is hereby deleted in its entirety.

10.
Section 10 of the Offer to Purchase is hereby amended as follows:

        The second and third sentences of the second paragraph of Section 10 on page 21 of the Offer to Purchase are hereby amended and restated in their entirety to read as follows:

        "Purchaser will obtain all funds needed for the Offer and the Merger through capital contributions and debt contributions that will be made by Parent, either directly or through one or more wholly owned subsidiaries of Parent, to Purchaser. Parent expects to obtain such funds from capital contributions and debt contributions that will be made, directly or indirectly, by certain of the funds and accounts managed by Cerberus and its affiliates."

        The following is added before the final sentence of the second paragraph of Section 10 on page 21 of the Offer to Purchase:

        "Except for such debt contributions that may be made by Parent to Purchaser or by Cerberus to Parent, as described in this paragraph, none of the funds required to purchase all of the outstanding Guilford common stock pursuant to the Offer and Merger and to pay related fees and expenses will come from any borrowed funds. No third party indebtedness is being incurred in connection with the Offer."

11.
Section 13 of the Offer to Purchase is hereby amended as follows:

        The first paragraph of Section 13 on page 37 of the Offer to Purchase is hereby amended by deleting the second sentence, which reads "The following summary does not purport to be a complete description of the conditions to the Offer contained in the Merger Agreement and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as an exhibit to the Tender Offer Statement on Schedule TO that has been filed with the SEC by Purchaser and Parent in connection with the Offer, and is incorporated in this Offer to Purchase by reference.", in its entirety.

        The following sentence is hereby inserted at the end of the second to last paragraph of Section 13 on page 38 of the Offer to Purchase:

        "All conditions of the Offer, other than those relating to governmental or regulatory approvals necessary to consummation of the Offer, must be satisfied or waived as of the expiration of the Offer."

SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2004

GMI MERGER CORPORATION
By:	/s/ DEV B. KAPADIA Name: Dev B. Kapadia Title: Vice President
GMI HOLDING CORPORATION
By:	/s/ DEV B. KAPADIA Name: Dev B. Kapadia Title: Vice President
CERBERUS CAPITAL MANAGEMENT, L.P.
By:	/s/ MARK A. NEPORENT Name: Mark A. Neporent Title: Managing Director

EXHIBIT INDEX

EXHIBIT NUMBER	DOCUMENT
(a)(1)	Offer to Purchase dated March 5, 2004.*
(a)(2)	Form of Letter of Transmittal.*
(a)(3)	Form of Notice of Guaranteed Delivery.*
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(6)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9.*
(a)(7)	Text of Joint Press Release, dated February 27, 2004, regarding the proposed transaction between GMI Merger Corporation, GMI Holding Corporation and Guilford Mills, Inc.*
(b)	Not applicable.
(d)(1)	Agreement and Plan of Merger dated as of February 27, 2004 among GMI Merger Corporation, GMI Holding Corporation and Guilford Mills, Inc.*
(d)(2)	Support Agreement dated as of February 27, 2004, by and among Parent, Purchaser, Carl Marks Strategic Investments, L.P. and Carl Marks Strategic Investments III, L.P.*
(d)(3)	Support Agreement dated as of February 27, 2004, by and among Parent, Purchaser, The Prudential Insurance Company of America.*
(d)(4)	Confidentiality Agreement, dated November 25, 2003, among Parent and Cerberus*
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed

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SIGNATURES
EXHIBIT INDEX